EXHIBIT 11   Statement re computation of earnings per share.

Basic loss per share is based upon the weighted average of all common shares outstanding. The computation of diluted loss per share does not assume the conversion, exercise or contingent issuance of securities that would have an anti-dilutive effect loss per share. If the assumed exercise of certain stock options had been dilutive, the incremental average shares outstanding would have been 905,250 and 642,500 for 2003 and 2002, respectively and 1,620,250 for the six-month period ending December 31, 2003.